Securities and Exchange Commission
                             Washington, D.C. 20549

                                AMENDMENT NO. 14
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         Entertainment Properties Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29380T105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York 11021    516-466-3100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

-------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 20 Pages

                                              Page 2 of 20 Pages
Cusip No. 29380T105

-----------------------------------------------------------------
l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust - 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,033,500
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,033,500
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,033,500
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.39%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
     OO

                                                 Page 3 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Gould Investors L.P. -  11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER -  0
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 20,000 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  0
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 20,000 (1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 20,000 (1)
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         PN

                                                    Page 4 of 20 Pages

 (1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company. An affiliate of Gould Investors L.P. is a sub-advisor to M.D. Sass Investors Services, Inc., the Managing Member of Sass/Gould Real Estate Securities LLC. Gould Investors L.P. disposed of the shares which it owned in the Company more than sixty days prior to the date of this filing. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the 20,000 shares of the Company owned by SASS/Gould Real Estate Securities LLC.

                                                    Page 5 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 2,625
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
         CO

                                                Page 6 of 20 Pages
Cusip No. 29380T105


l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC - 13-4057411 (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS* WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 20,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 20,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 20,000
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                               Page 7 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     M.D. SASS Investors Services, Inc. - 13-2703405
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS* OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7. SOLE VOTING POWER -
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -    20,000
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -  20,000
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 20,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IA
(1) Represents shares of the Company owned by Sass/Gould Real Estate Securities LLC. Other shares of the Company owned by SASS/Gould Real Estate Securities LLC and by another client of M.D. Sass Investors Services, Inc. were sold more than sixty days prior to this filing.

                                                   Page 8 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 1,056,125 (2)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,056,125 (2)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,058,237
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 4.49%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
      IN
     NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                 Page 9 of 20 Pages

(2) Fredric H. Gould is Chairman of the Board of BRT Realty Trust, Chairman of the Board and sole shareholder of the Managing General Partner of Gould Investors L.P. and Chairman of the Board of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to Sass/Gould Real Estate Securities LLC. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by BRT Realty Trust, One Liberty Properties, Inc. and Sass/Gould Real Estate Securities, Inc.

                                               Page 10 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,000
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN

                                            Page 11 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 1,033,500 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,033,500 (1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,033,800
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.39%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President and Chief Executive Officer of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                                Page 12 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould -      ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS* PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 100
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 20,000 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 100
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 20,000(1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 20,100
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN

(1) Matthew Gould is President of the Managing General Partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by SASS/Gould Real Estate Securities LLC.

                                                  Page 13 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Israel Rosenzweig and Zehavit Rosenzweig, as joint
   tenants - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -   20,000 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -  20,000 (1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 21,000
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN

                                              Page 14 of 20 Pages
Cusip No. 29380T105

(1) Mr. Rosenzweig is President of the affiliate of Gould Investors L.P., which acts as sub-advisor to M.D. Sass Investors Services, Inc. Accordingly, he may be deemed to have shared voting and shared dispositive powers as to the Common Shares of the Company owned by Sass/Gould Real Estate Securities LLC.

                                               Page 15 of 20 Pages
Cusip No. 29380T105

l. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS* PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 ----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
         IN

NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                   Page 16 of 20 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. The aggregate number of shares of the Company over which the members of the Group have sole and shared voting and dispositive power is now less than 5%. This is a result of sales of the Company's Common Shares made by certain members of the group since the last amendment filed and the issuance by the Company of its Common Shares. The Company's Form 10-Q for the quarter ended March 31, 2004 reports that the Company issued 747,243 Common Shares on March 1, 2004 and 2,587,500 Common Shares on April 26, 2004 and states that at April 27, 2004, the Company had 23,530,029 Common Shares outstanding.

Item 4.  Purpose of the Transaction

The activities of BRT with respect to the Company have been reported in Schedule 13D and the amendments thereto, previously filed. At the present time, all members of the group filing this Amendment are holding the Common Shares of the Company as an investment. As reported in this Amendment, BRT, within the sixty
(60) days prior to filing the Amendment, has disposed, in open market transactions of 20,800 Common Shares of the Company. BRT and other members of the group, have, since June 30, 2003 (the date of Amendment No. 13 to Schedule
13D) and more than sixty (60) days prior to the filing of this Amendment 14, from time-to-time sold Common Shares of the Company in open market transactions. Each member of the group, subject to the availability of prices deemed favorable and an analysis of the Company, may purchase Common Shares of the Company in the open market. Each member of the group may also sell all or a portion of the Common Shares of the Company owned by them.

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,033,500 Common Shares of the Company, constituting approximately 4.39% of the 23,530,029 Common Shares outstanding.

In the aggregate, the persons and entities filing as a group, own 1,064,937 Common Shares in the aggregate, or 4.53% of the outstanding Common Shares of the Company.

Schedule A hereto sets forth the transactions in the Common Shares of the Company by BRT during the past 60 days.

None of the other members of the group have had any transactions in the Common Shares of the Company during the past 60 days. All transactions reported on Schedule A were effected in regular broker transactions over The New York Stock Exchange.


                                                Page 17 of 20 Pages

Item 7.   Exhibits (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                       (b) Power of Attorney. Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                  (5) Letter dated October 4, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 6 to Schedule 13D.

                  (6) Letter dated October 6, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 6 to Schedule 13D.

                  (7) Letter dated October 6, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 7 to Schedule 13D.

                  (8) Letter dated October 11, 2000 from BRT Realty Trust to UMB Bank, N.A. Filed with Amendment No. 7 to Schedule
13D.

                  (9) Letter dated February 7, 2001 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 8 to Schedule 13D.

                                                     Page 18 of 20 Pages



                  (10) Notice dated February 7, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 8 to
Schedule 13D.

                  (11) Letter dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting Filed with Amendment No. 9 to
Schedule 13D.

                  (12) Notice dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 9 to
Schedule 13D.

                   (13) Press Release issued by BRT on April 2, 2001. Filed with Amendment No. 10 to Schedule 13D.

                   (14) Press Release issued by BRT on April 10, 2001. Filed with Amendment No. 11 to Schedule 13D.

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: May 17, 2004


BRT REALTY TRUST                          s/Fredric H. Gould
                                          By:  Simeon Brinberg, Attorney in Fact
By s/David W. Kalish                      --------------------------------------
-----------------------------             Fredric H. Gould
David W. Kalish,                          -------------------------------------
Senior Vice President
                                          s/Fredric H. Gould Spousal IRA
                                          By:  Simeon Brinberg, Attorney in Fact
                                          --------------------------------------
                                          Fredric H. Gould Spousal IRA
                                          ----------------------------

GOULD INVESTORS L.P.                      s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.             By:  Simeon Brinberg, Attorney in Fact
MANAGING GENERAL PARTNER                  --------------------------------------
                                          Helaine Gould
                                          -------------

By:s/Simeon Brinberg
------------------------------            s/Matthew Gould
Simeon Brinberg,                          By:  Simeon Brinberg, Attorney in Fact
Senior Vice President                     --------------------------------------
                                          Matthew Gould
                                          -------------

                                          s/Jeffrey Gould
ONE LIBERTY PROPERTIES, INC.              By:  Simeon Brinberg, Attorney in Fact
                                          --------------------------------------
                                          Jeffrey Gould
                                          --------------------------------------

By:s/Mark H. Lundy                        s/Israel Rosenzweig
   ---------------                        ------------------------
   Mark H. Lundy,                         Israel Rosenzweig,
   Secretary                              Individually and as Custodian

MD SASS INVESTORS SERVICES, INC.          s/Zehavit Rosenzweig
                                          By:  Simeon Brinberg, Attorney in Fact
By: s/Philip M. Sivin                     --------------------------------------
    -----------------                     Zehavit Rosenzweig
    Philip M. Sivin,                      ------------------
    Vice President


SASS/GOULD REAL ESTATE
SECURITIES LLC,
BY:  M.D. SASS INVESTORS
SERVICES, INC.

By: s/Philip M. Sivin
    -----------------
    Philip M. Sivin,
    Vice President

                                                Page 20 of 20 Pages

                                   SCHEDULE A

The following table sets forth transactions (all sales) in the shares of Common Stock of the Company effected by BRT Realty Trust in the past sixty (60) days. All shares were sold in the open market.

            DATE OF                 # OF               PRICE
             SALE                  SHARES            PER SHARE
            3/24/04                8,800               39.46
            3/25/04                2,300               39.51
            3/25/04                2,000               39.64
            3/25/04                  100               39.60
            3/25/04                1,000               39.54
            3/25/04                1,000               39.53
            3/25/04                3,300               39.50
            3/25/04                  300              39.513
            3/25/04                2,000               39.65

                                BRT REALTY TRUST
                         60 Cutter Mill Road, Suite 303
                              Great Neck, NY 11021









May 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Statement on Schedule 13D/A - Entertainment Properties Trust

Gentlemen:

There is transmitted herewith Amendment No. 14 to Schedule 13D relating to common shares of beneficial interest of Entertainment Properties Trust. The Amendment is being sent today to the Company at its principal executive offices by certified mail.


Very truly yours,

BRT REALTY TRUST




By s/Simeon Brinberg
   -----------------
   Senior Vice President




Enclosure